

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2010

Michael M. Earley
Chief Executive Officer
Metropolitan Health Networks, Inc.
250 South Australian Avenue, Suite 400
West Palm Beach, Florida 33401

     Re: **Metropolitan Health Networks, Inc.**
          Form 10-K for the Fiscal Year Ended December 31, 2009
          Form 10-K/A for the Fiscal Year Ended December 31, 2009
          File No. 001-32361

Dear Mr. Earley:

     We have completed our review of your filings and do not have any further comments at this time.

                        Sincerely,

                        Joel Parker
                        Accounting Branch Chief